FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For June 14, 2005
Commission File Number:   0-30204

                         Internet Initiative Japan Inc.

                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form

                        20-F [ X ]      Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [   ]                No  [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 -------------

                                  EXHIBIT INDEX

Exhibit         Date            Description of Exhibit
-------         ----            ----------------------

   1            2005/06/14      IIJ Announces Determination of Offer Price for
                                Shares Offered in Public Offering in Japan

   2            2005/06/14      CONVOCATION NOTICE OF THE 13TH ORDINARY GENERAL
                                MEETING OF SHAREHOLDERS

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Internet Initiative Japan Inc.


Date:  June 14, 2005                    By:     /s/ Koichi Suzuki
                                                --------------------------------
                                                Koichi Suzuki
                                                President, Chief Executive
                                                Officer and Representative
                                                Director

                                                                       Exhibit 1

            IIJ Announces Determination of Offer Price for
              Shares Offered in Public Offering in Japan


    TOKYO--(BUSINESS WIRE)--June 14, 2005--Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) today announced that it had determined the offer price for the shares to be offered in Japan in connection with the listing of its shares on the Mothers market of the Tokyo Stock Exchange.
    In connection with the Mothers listing, IIJ plans to issue 2,500 new shares and two shareholders, NIF Ventures Co., Ltd. and JAFCO Co., Ltd., which are Japanese venture capital firms, plan to sell 900 existing shares in an underwritten public offering in Japan. In addition, the lead underwriter will be provided by the selling shareholders with an additional 500 shares to cover over-allotments. The newly issued shares will comprise approximately 6.1% of IIJ's total shares after giving effect to the issuance.
    The offer price per share will be JPY 2,859,886. The offer price was determined, in accordance with the rules of the Japan Securities Dealers Association, based on the closing price of IIJ's American Depositary Receipts on the NASDAQ National market on June 13, 2005 subject to a discount of 6%, which is at the lower end of the discount range initially anticipated.
    Proceeds to IIJ from the offerings, which amounted to approximately JPY 6.6 billion, are expected to be used for mainly its capital expenditure and research and development.
    Any shares sold in connection with the proposed offering have not been and will not be registered under the U.S. Securities Exchange Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement.


    CONTACT: IIJ Corporate Communications
             Tel: +81-3-5259-6500
             E-mail: ir@iij.ad.jp
             URL: http://www.iij.ad.jp/

                                                                       Exhibit 2

CAUTIONARY NOTES
----------------

This document is the English translation of the "Convocation notice of the 13th ordinary general meeting of shareholders"("Dai ju-sankai teiji kabunushi sokai shoshu gotsuchi") of Internet Initiative Japan Inc. ("IIJ" or "the Company") to be held on June 29, 2005.

Note 1: This document contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and
               Section 21E of the U.S. Securities Exchange Act of 1934) about our future plans that involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties, and other factors include, in particular, the factors set forth in "Item 3.D: Risk Factors" of our Annual Report on Form 20-F dated July 23, 2004 which has been filed with the U.S. Securities and Exchange Commission. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievement or financial position expressed or implied by these forward-looking statements.

Note 2: This document has been prepared pursuant to the requirements of the Commercial Code of Japan. Financial Statements have been prepared in accordance with generally accepted accounting principles in Japan, which differ in certain respects from generally accepted accounting principles in the United States. Also, Financial Statements included in this document are non-consolidated base which differ from consolidated ones which IIJ should file with the U.S. Securities and Exchange Commission as Form 20-F.

Note 3: The ADRs holders shall instruct The Bank of New York to exercise its voting right represented by the shares underlying their ADRs but they may only provide their instructions to The Bank of New York. Otherwise, they are not entitled to exercise any voting right unless they cancel their ADRs and withdraw the shares. This means they may not be able to exercise any voting right for IIJ and attend the ordinary general meeting of shareholders of IIJ.

[English Translation]
---------------------
                                                                   June 14, 2005
TO OUR SHAREHOLDERS:
                                             Koichi Suzuki
                                             Representative Director
                                             Internet Initiative Japan Inc.
                                             1-105, Kanda Jinbo-cho, Chiyoda-ku,
                                             Tokyo, Japan


                              CONVOCATION NOTICE OF
                THE 13TH ORDINARY GENERAL MEETING OF SHAREHOLDERS
                -------------------------------------------------

         You are hereby requested to attend the 13th ordinary general meeting of shareholders of Internet Initiative Japan Inc. ("IIJ" or "the Company",) which is to be held as outlined below.
         In the event you are unable to attend the meeting, please see the documents attached hereto, and return to the Company the power of attorney by indicating whether you agree to the proposals under each agendum and affixing your seal thereto.


1.     Date and time:               10:00 a.m., June 29, 2005 (Wednesday)

2.     Place:                       Conference Room on the 17th floor at
                                    the office of the Company Jinbocho Mitsui
                                    Bldg. 1-105, Kanda Jinbo-cho, Chiyoda-ku,
                                    Tokyo, Japan

3.     Agenda of the meeting:

Subjects to be reported:

                     Reports on the business report, balance sheet and income statement of the 13th fiscal year (from April 1, 2004 to March 31, 2005)

Subjects to be resolved:

       Item 1:  Approval of disposal of losses for the 13th fiscal year

       Item 2:  Amendments to the Articles of Incorporation
              (As described in the attached "Reference Documents with Respect to Solicitation to Exercise Voting Rights by Proxy".)

       Item 3:  Election of seven directors

       Item 4:  Election of a statutory auditor

       Item 5:  Granting of retirement allowance to a retiring director

                                                                    (Attachment)

                    Business Report for the 13th Fiscal Year
                      (For April 1, 2004 to March 31, 2005)
                         (Non-consolidated, Japan GAAP)
                    ----------------------------------------

1.  Summary of Business
-----------------------

(1) Progress and Results of Business
Overall this fiscal year, Japan's economy recovered somewhat, with GDP and industrial production increasing year on year and, corporate earnings and stock prices improving, although crude oil prices leveled off.

The number of Internet users in Japan continued to increase as broadband networks became more widely available, and exceeded 60% of the total population as of the end of 2004, based on data from the Ministry of Internal Affairs and Communications. Although the overall information services industry was somewhat weak because of inventory reductions, conditions in the data communications market in which the Company provides its services, remained favorable as companies expanded their use of networks, including the Internet and demand has grown for reliable networks, in part because the Personal Information Protection Law takes full effect in April 2005.

Under these circumstances, the Company moved forward with its business based upon its Internet-related technical strengths to provide reliable, high value-added networking services to corporations, government ministries and agencies. The Company put further effort in its sales activities into recommending to its customers combinations of outsourcing services and systems integration, based on Internet connectivity services. In particular, for network systems connecting multiple offices of a company, we made progress on projects to provide total network system design, construction, and operation, including combinations of our SEIL routers and SEIL Management Framework (for automatically setting and managing SEIL routers) with Internet VPN service. In conjunction with the acquisition of more than 4,000 customer locations, our number of Internet connectivity service contracts increased substantially during this fiscal year. As our SEIL routers and SEIL Management Framework are highly regarded by telecom carriers, we expanded our network of distributors and OEM partners. In addition, the increase in the number of large network system development and operation contracts contributed to revenue growth, and the number of related, steady system operation contracts, which are relatively high-margin, and consulting contracts increased.

The overall cost-of-sales ratio declined, as it is under the downtrend in the line costs of the Internet backbone network. In addition, SG&A held steady and did not rise substantially. In the area of R&D, the Company continued to work on IPv6, in strategic preparation for the future. The Company's R&D efforts also included RFID, EPC systems for general management of electronic tag characteristics and tracking data over networks, and participation in major electronic tag trials organized by the Ministry of Economy, Trade and Industry.

As a result of the above, sales for the fiscal year rose 8.1% from the prior year to 33,711,448 thousand yen, operating income totaled 638,329 thousand yen (compared with an operating loss of 868,311 thousand yen in the prior year), and ordinary income reached 427,534 thousand yen (compared with an ordinary loss of 1,160,249 thousand yen in the prior year), as the Company turned profitable. Net income totaled 2,695,582 thousand yen (compared with a net loss of 11,119,956 thousand yen in the prior year), thanks in part to gains on the sale of investment securities.

(2) Capital spending
The Company's capital spending is mainly for purchases of networking equipment for running highly reliable network systems, but the Company's general strategy is to lease fixed assets rather than own them. In the fiscal year, the Company signed new lease agreements for 1,627,638 thousand yen worth of capital equipment, mainly routers, servers, and other networking equipment. Capital spending also included costs for the development of an operations system. The total capital spending during this fiscal year was 466,809 thousand yen.

(3) Financing
Working capital came from cash and equivalents and regular borrowings from financial institutions. We redeemed 11,088,000 thousand yen of yen-denominated convertible notes that matured at the end of March 2005 using cash and equivalents and proceeds from the sale of available-for-sale securities.

(4) Tasks to be addressed by the Company
While the Company is in an environment that has turned favorable and has been improving its results, it regards further network development by corporations and government ministries and agencies as market opportunities and recognizes the importance of further reinforcing the business foundations of the Company and its group affiliates by continuing to provide highly reliable and competitive services. In the coming fiscal year, the Company aims to continue to improve earnings, establish a solid profit structure, and strengthen its foundation for further growth by trying to strategically expand demand from loyal customers, make progress on R&D, and hold onto and further train its talented employees.

We sincerely hope that we can count on further support and encouragement from our shareholders.

(5) Operating results and changes in properties
                                                                                                       (Thousands of Yen)
------------------------------- ----------------------- ------------------------ -------------------- -------------------
                                   10th Fiscal Year        11th Fiscal Year       12th Fiscal Year     13th Fiscal Year
------------------------------- ----------------------- ------------------------ -------------------- -------------------
                                       FY 2001                  FY 2002                FY 2003             FY 2004
------------------------------- ----------------------- ------------------------ -------------------- -------------------
Total revenues                              32,044,785               34,188,460           31,198,882          33,711,448
------------------------------- ----------------------- ------------------------ -------------------- -------------------
Ordinary income(loss)                        (560,025)              (2,272,580)          (1,160,249)             427,534
------------------------------- ----------------------- ------------------------ -------------------- -------------------
Net income(loss)                           (1,169,894)             (13,765,686)         (11,119,956)           2,695,582
------------------------------- ----------------------- ------------------------ -------------------- -------------------
Net income(loss) per share              (52,041.54)yen       (612,352.62)yen         (350,136.34)yen     70,270.65yen
------------------------------- ----------------------- ------------------------ -------------------- -------------------
Total assets                                42,729,183               29,930,475           33,487,342          27,421,362
------------------------------- ----------------------- ------------------------ -------------------- -------------------
Net assets                                  14,497,585                (452,748)            4,922,498           9,141,147
------------------------------- ----------------------- ------------------------ -------------------- -------------------
Net assets per share                     644,910.39yen           (20,140.05)yen        128,323.72yen       238,298.93yen
------------------------------- ----------------------- ------------------------ -------------------- -------------------

(Notes)
  (a) Net assets per share are calculated based on the number of outstanding shares as of the balance sheet dates. Net income(loss) per share is calculated based on the average number of outstanding shares during the fiscal year.
  (b) The significant increase in net losses in the 11th fiscal year and 12th fiscal year stemmed mainly from impairment losses on investment in and deposits for, and loans to Crosswave Communications Inc. (11th fiscal year: 11,171,154 thousand yen, 12th fiscal year: 10,907,677 thousand yen), which is formerly an equity-method investee of IIJ.
  (c) The detailed descriptions of the business for the 13th fiscal year are as set forth in "(1) History and Results of Business".

2. Summary of the Company (as of March 31, 2005)
------------------------------------------------

(1) Main businesses
To provide Internet connectivity services, outsourcing services related network solutions, network integration services and equipment sales.

(2) Shares
1. Number of total shares issued: 75,520 shares
2. Number of total shares outstanding: 38,360 shares
3. Number of shareholders as of the balance sheet date: 100
4. Major shareholders:

------------------------------------------------------------- ------------------------------- ---------------------------
                      Shareholder name                          Investment in the Company     Investment by the Company
                                                                                                 in each shareholder
------------------------------------------------------------- ------------------------------- ---------------------------
                                                               Number of shares   Ratio of      Number of     Ratio of
                                                                     held         voting       shares held    share
                                                                                    rights                     holding
------------------------------------------------------------- ------------------- ----------- --------------- -----------
Nippon Telegraph and Telephone Corporation                         10,095 shares      26.32%        -             -
------------------------------------------------------------- ------------------- ----------- --------------- -----------
Hero and Company                                                    7,285 shares      18.99%        -             -
------------------------------------------------------------- ------------------- ----------- --------------- -----------
Koichi Suzuki                                                       2,403 shares       6.26%        -             -
------------------------------------------------------------- ------------------- ----------- --------------- -----------
Sumitomo Corporation                                                2,107 shares       5.49%        -             -
------------------------------------------------------------- ------------------- ----------- --------------- -----------
Itochu Corporation                                                  2,086 shares       5.44%        -             -
------------------------------------------------------------- ------------------- ----------- --------------- -----------
NTT Communications Corporation                                      2,040 shares       5.32%        -             -
------------------------------------------------------------- ------------------- ----------- --------------- -----------
JAFCO Co., Ltd.                                                     1,520 shares       3.96%        -             -
------------------------------------------------------------- ------------------- ----------- --------------- -----------
NIF Ventures Co., Ltd.                                              1,510 shares       3.94%        -             -
------------------------------------------------------------- ------------------- ----------- --------------- -----------
The Dai-ichi Mutual Life Insurance Company                          1,273 shares       3.32%        -             -
------------------------------------------------------------- ------------------- ----------- --------------- -----------
Mizuho Corporate Bank, Ltd.                                           712 shares       1.86%        -             -
------------------------------------------------------------- ------------------- ----------- --------------- -----------

(Note) Hero and company is the nominee of The Bank of New York, which is the depositary of IIJ's ADRs, and the the number of shares held by Hero and Company is the number of shares deposited which is equivalent to the number of outstanding ADRs.

(3) Stock Acquisition Rights
Stock options which we have issued pursuant to Article 280-19, Paragraph 1 of the former Commercial Code are described in notes of the balance sheet.

(4) Employees
-------- -------------------------- --------------- ----------------------------
Category    Number of employees       Average age      Average years of service
-------- -------------------------- --------------- ----------------------------
  Male                 389              33.2                  4.7
-------- -------------------------- --------------- ----------------------------
 Female                100              32.2                  4.4
-------- -------------------------- --------------- ----------------------------
 Total                 489              33.0                  4.6
-------- -------------------------- --------------- ----------------------------
(Note) The above figures include employees, contracted employees and part time employees, do not include staff members seconded from other companies.

(5)       Business combination
(a)       Significant affiliates

---------------------------------- ---------------------- ------------------- --------------------------------------------
         Name of company                  Capital           ratio of share                 Primary business
                                      (thousand yen)           holding
---------------------------------- ---------------------- ------------------- --------------------------------------------
IIJ Technology Inc.                      2,200,000              69.0%         Network system integration and consulting
                                                                              services for corporate networks
---------------------------------- ---------------------- ------------------- --------------------------------------------
IIJ America Inc.                      USD2,530,000.00           97.3%         Build of backbone networks and Internet
                                                                              connectivity services in the U.S.
---------------------------------- ---------------------- ------------------- --------------------------------------------
IIJ Media Communications Inc.             80,000                60.1%         Web hosting and broadcasting service and
                                                                              production of web contents
---------------------------------- ---------------------- ------------------- --------------------------------------------
Net Care, Inc.                           1,000,000              52.5%         Network operation, customer service
                                                                              support and call center
---------------------------------- ---------------------- ------------------- --------------------------------------------
IIJ Financial Systems Inc.                50,000                69.0%         System integration and outsourcing service
                                                                              to securities firms
---------------------------------- ---------------------- ------------------- --------------------------------------------

(Note) The ratio of voting rights to IIJ America Inc. includes indirectly owned shares. The ratio of voting rights to IIJ Financial systems Inc. is wholly indirectly owed shares.

(b) History of business combination
The Company purchased a portion of new shares issued by IIJ Technology Inc. (IIJ-Tech), our subsidiary, through a third-party allocation in April 2004. IIJ's proportion of IIJ-Tech's voting rights increased to 69.0% from 64.1% as a result of the transactions. IIJ Financial Systems Inc., a wholly owned subsidiary of IIJ-Tech, took over the securities systems development and administration operations of Yamatane Co., Ltd. in October 2004. The value of the deal was 360,000 thousand yen.

(c) Results of business combination
For the fiscal year, the number of consolidated subsidiaries was five and the number of equity-method investees was four. Consolidated total revenues in accordance with generally accepted accounting in the United States were 41,702,567 thousand yen, an increase of 7.5% from the prior year; operating income 1,247,651 thousand yen, compared with a loss of 1,449,884 thousand yen in the prior year; pretax income 3,148,508 thousand yen, compared with a loss of 467,664 thousand yen in the prior year; and net income 2,906,269 thousand yen, compared with a loss of 2,270,686 thousand yen in the prior year.

(d) Other significant results of business combination
Since Nippon Telegraph and Telephone Corporation (NTT) owns 31.6% of our voting rights (including those owned indirectly), we are an equity-method investee of NTT.

(6) Main sources of borrowings
--------------------------------------------------- ---------------------------------- ---------------------------------
                      Source                        Outstanding borrowings              Number of the company's shares
                                                           (Thousands of Yen)             and equity stakes held by
                                                                                                   sources
--------------------------------------------------- ---------------------------------- ---------------------------------
                                                                                       Number of shares     Ratio of
                                                                                             held         voting rights
--------------------------------------------------- ---------------------------------- ------------------ --------------
Mizuho Corporate Bank, Ltd.                                            3,019,633            712 shares          1.86%
--------------------------------------------------- ---------------------------------- ------------------ --------------
UFJ Bank Limited                                                       2,800,000            686 shares          1.79%
--------------------------------------------------- ---------------------------------- ------------------ --------------
Sumitomo Mitsui Banking Corporation                                    1,610,000            606 shares          1.58%
--------------------------------------------------- ---------------------------------- ------------------ --------------
The Mitsubishi Trust & Banking Corp.                                     495,000              9 shares          0.02%
--------------------------------------------------- ---------------------------------- ------------------ --------------

(7) Main offices
------------------------------- --------------------------------------- --------------------------------------------------
             Name                              Address                                      Functions
------------------------------- --------------------------------------- --------------------------------------------------
Head office                     Chiyoda-ku, Tokyo                       Head office functions, supervision of Kanto
                                                                        region
------------------------------- --------------------------------------- --------------------------------------------------
Kansai Branch Office            Osaka-shi, Osaka-fu                     Supervision of Kansai region
------------------------------- --------------------------------------- --------------------------------------------------
Nagoya Branch Office            Nagoya-shi, Aichi Prefecture            Supervision of Tokai region
------------------------------- --------------------------------------- --------------------------------------------------
Sapporo Branch                  Sapporo-shi, Hokkaido                   Supervision of Hokkaido region
------------------------------- --------------------------------------- --------------------------------------------------
Hokuriku Branch                 Toyama-shi, Toyama Prefecture           Supervision of Hokuriku region
------------------------------- --------------------------------------- --------------------------------------------------
Chushikoku Branch               Hiroshima-shi, Hiroshima Prefecture     Supervision of Chugoku and Shikoku region
------------------------------- --------------------------------------- --------------------------------------------------
Kyushu Branch                   Fukuoka-shi, Fukuoka Prefecture         Supervision of Kyushu region
------------------------------- --------------------------------------- --------------------------------------------------
Tohoku Branch                   Sendai-shi, Miyagi Prefecture           Supervision of Tohoku region
------------------------------- --------------------------------------- --------------------------------------------------
Okinawa Branch                  Naha-shi, Okinawa Prefecture            Sales Office of Okinawa region
------------------------------- --------------------------------------- --------------------------------------------------
Toyota Branch                   Toyota-shi, Aichi Prefecture            Sales Office of Toyota region
------------------------------- --------------------------------------- --------------------------------------------------

(8) Directors and statutory auditors
----------------------------------------- --------------------------- ---------------------------------------------------
        Position in the company                      Name                       Assignment or main occupation
----------------------------------------- --------------------------- ---------------------------------------------------
President & Representative Director       Koichi Suzuki               CEO
----------------------------------------- --------------------------- ---------------------------------------------------
Executive Vice President                  Toshiya Asaba               General Manager of Solution Department
----------------------------------------- --------------------------- ---------------------------------------------------
Executive Vice President                  Fukuzo Inoue                General Manager of  Administrative Department
----------------------------------------- --------------------------- ---------------------------------------------------
Managing Director                         Hideshi Hojo                General Manager of Sales Department
----------------------------------------- --------------------------- ---------------------------------------------------
Director                                  Takamichi Miyoshi           Manager of Strategy Planning Division
----------------------------------------- --------------------------- ---------------------------------------------------
Director                                  Akihisa Watai               CFO and Manager of Finance Division
----------------------------------------- --------------------------- ---------------------------------------------------
Director                                  Kazumasa Utashiro           Director General, JPCERT/CC
----------------------------------------- --------------------------- ---------------------------------------------------
Director                                  Yasurou Tanahashi           Chairman and Representative Director of NS
                                                                      Solutions Corporation
----------------------------------------- --------------------------- ---------------------------------------------------
Director                                  Takashi Hiroi               Senior Manager of Department I of Nippon
                                                                      Telegraph and Telephone Corporation
----------------------------------------- --------------------------- ---------------------------------------------------
Standing Statutory Auditor                Hideki Matsushita
----------------------------------------- --------------------------- ---------------------------------------------------
Statutory Auditor                         Masaki Okada                Attorney at law
----------------------------------------- --------------------------- ---------------------------------------------------
Statutory Auditor                         Masaaki Koizumi             Japanese Certified Public Accountant
----------------------------------------- --------------------------- ---------------------------------------------------

(notes)
  (a) Directors and statutory auditors who assumed offices during the year under review are as follows:
        Assumption of office: June 24, 2004
           Director          Fukuzo Inoue
           Director          Akihisa Watai
           Director          Yasurou Tanahashi
           Director          Takashi Hiroi
           Statutory Auditor Masaki Okada
           Statutory Auditor Masaaki Koizumi

        Retirement of Office: June 24, 2004
          Director          Yasuhiro Nishi
          Statutory Auditor Bumpei Katayama
          Statutory Auditor Yoshihiko Habe
  (b) Mr. Yasurou Tanahashi and Mr. Takashi Hiroi are outside directors pursuant to Article 188, Paragraph 2, Item 7-2 of Commercial Code.
  (c) Mr. Masaki Okada and Mr. Masaaki Koizumi are outside statutory auditors pursuant to Article 18, Paragraph 1 of the Law for Special Provisions to Commercial Code concerning Audits, Etc. of kabushiki-Kaisha.

(9) The compensation and other fees paid for services performed to directors and statutory auditors are as follows:
------------------------------ --------------------------- --------------------------- ----------------------------
       Classification                  Directors               Statutory auditors                 Total
------------------------------ --------------------------- --------------------------- ----------------------------
                               Number         Amount       Number         Amount       Number         Amount
------------------------------ --------- ----------------- --------- ----------------- --------- ------------------
Compensation   based  on  the
articles of  incorporation or  9                  137,816  3          13,350 thousand  12         151,166 thousand
the    resolution    of   the                thousand yen                         yen                          yen
general       meeting      of
shareholders
------------------------------ --------- ----------------- --------- ----------------- --------- ------------------

(Notes)
  (a) The limit on compensation to directors as approved by shareholders at the ordinary general meeting of shareholders on June 15, 1999 is 300,000 thousand yen a year in total.
  (b) The limit on compensation to statutory auditors as approved by shareholders at the ordinary general meeting of shareholders on June 16, 1995 is 100,000 thousand yen a year in total.


     3. Significant Event, Which Occurred after the Company's Balance Sheet Date, regarding the Conditions of the Company (Subsequent Event)
---------------------------------------------------------------------------

Not applicable.

           The aforementioned unit figures are rounded to the nearest 1,000 yen.

           The Financial Statements presented herein are translation of the originals, which were prepared in accordance with the accounting principles generally accepted in Japan, and non-consolidated base which differ from consolidated ones which IIJ should file with the U.S. Securities and Exchange Commission as Form 20-F.


      Internet Initiative Japan Inc.
    -----------------------------------

                                                 Balance Sheet
                                              As of March 31, 2005

  --------------------------------------------------    --------------------------------------------------------
                        Assets                                                Liabilities
  --------------------------------------------------    --------------------------------------------------------
                   Item                   Amount                         Item                       Amount
  --------------------------------------------------    --------------------------------------------------------
                                thousand of Japanese yen                                   thousand of Japanese yen
  [Current assets]                     [ 9,836,958 ]    [Current liabilities]                  [   13,226,067  ]
    Cash and cash equivalent             3,170,124         Accounts payable                         2,653,154
    Accounts receivable                  6,270,278         Short-term borrowings                    4,174,633
    Securities                                             Long-term borrwings - current
                                            35,000          portion                                 2,500,000
    Inventories                              9,791         Accounts payable - other                 1,748,758
    Work in process                         37,833         Income taxes payable                       117,454
    Supplies                                40,928         Consumption tax payable                    121,919
    Prepaid expenses                       245,253         Advance received                            43,398
    Accounts receivable - other             34,557         Deposits received                        1,769,665
    Short-term loans receivable             72,031         Other current liabilities                   97,086
    Other current assets                    25,865
    Allowance for doubtful accounts       -104,702      [Long-term liabilities]                [    5,054,148  ]
                                                           Long-term borrowings                     1,250,000
  [Non-current assets]                 [17,546,483 ]       Long-term accounts payable                 164,057
  (Tangible non-current assets)                            Accrued retirement and pension
                                           682,704          cost                                       61,106
    Leasehold improvements                 721,358         Deferred tax liabilities                 3,578,985
    Data communication equipment and
     office equipment                      635,527
    Accumulated depreciation              -674,181
                                                        ---------------------------------------------------------
  (Intangible non-current assets)        1,624,308         Total liabilities                       18,280,215
                                                        ---------------------------------------------------------
    Telephone rights                        10,839
                                                        ---------------------------------------------------------
    Software                             1,613,469                         Shareholders' equity
                                                        --------------------------------------------------------
  (Investments and other assets)        15,239,471
    Investments in equity securities    10,112,529      [Common stock]                         [   13,765,372  ]
    Subsidiaries' stock                  3,203,306
    Long-term prepaid expenses              12,277      [Legal reserve]                        [   18,911,933  ]
    Guarantee deposits                   1,852,232         Additional paid-in capital              18,911,933
    Other investments                    6,935,311
    Allowance for doubtful accounts     -6,876,184      [Accumulated deficit]                  [  -28,750,748  ]
                                                           Undisposed deficit for the
                                                            current period                        -28,750,748
  [deferred asset]                     [    37,921 ]
    New share issuing expense                           [Accumulated other comprehensive       [    5,214,590  ]
                                            37,921       income]
                                                           Unrealized gain on available-for-
                                                            sale securities                         5,214,590

                                                        ---------------------------------------------------------
                                                           Total shareholders' equity               9,141,147
  --------------------------------------------------    ---------------------------------------------------------
    Total assets                                           Total liabilities and
                                        27,421,362          shareholders' equity                   27,421,362
  --------------------------------------------------    ---------------------------------------------------------


  Internet Initiative Japan Inc.
  --------------------------------

                                               Income Statement
                                     From April 1, 2004 to March 31, 2005

  ------------------------------------------------------------------------------------------------------------
                                       Item                                                 Amount
  ------------------------------------------------------------------------------------------------------------
                                                                                                  thousand of
                                                                                                 Japanese yen
    (Ordinary Items)
      (Operating income and loss)
  [Total revenues]                                                                                 33,711,448
  [Total costs]                                                                                    29,521,680
                                                                                                --------------
                                      Total cost of revenues                                        4,189,768

  [Total costs and expenses]                                                                        3,551,439
                                                                                                --------------
                                      Operating income                                                638,329
          (Non-operating income
           and expenses)
  [Non-operating income]
    Interest and dividends income                                                     16,623
    Commissions received                                                             117,681
    Other non-operating income                                                        40,505          174,809
                                                                                 -----------------------------
  [Non-operating expenses]
    Interest expense                                                                 144,509
    Interest expense on
     convertible notes                                                               195,487
    Stock issue expense                                                               37,921
    Other non-operating expenses                                                       7,687          385,604
                                                                                 ------------   --------------
                                      Ordinary income                                                 427,534
    (Extraordinary items)
  [Extraordinary income]
    Gain on sales of investments
     in securities                                                                 2,556,107        2,556,107
                                                                                 ------------   --------------
  [Extraordinary loss]
     Loss on disposal of fixed assets                                                150,778
    Impairment loss of telephone rights                                               50,457
    Loss on sales of investments in securities                                        69,734
    Loss on valuation of golf club memberships                                           748
    Loss from redemption by purchase of convertible notes                              1,488          273,205
                                                                                 ------------   --------------
                                      Income(loss) before income taxes(benefit)                     2,710,436
                                      Income taxes expense(benefit)                                    14,854
                                                                                                --------------
                                      Net income                                                    2,695,582
                                      Deficit brought forward                                     -31,446,330
                                                                                                --------------
                                      Undisposed deficit for the current period                   -28,750,748



1. Significant accounting policies
----------------------------------

(1) Valuation standards and methods for securities
            Shares of subsidiaries and affiliates: stated at cost based on the moving average method.
            Other securities:

              Securities whose market prices are quoted: market value method based on the market
                                                         price, etc. as of the
                                                         end of the fiscal
                                                         term (all of the
                                                         changes resulting
                                                         from the valuation are
                                                         directly incorporated
                                                         into capital, while
                                                         the cost of the
                                                         securities at the
                                                         time of their sale is
                                                         calculated using the
                                                         moving average method.)

              Securities whose market prices are not quoted: stated at cost based on the moving average method.

(2) Valuation standards and methods for derivatives and others: market value method, in principle.

(3) Valuation standards and methods for inventories
            Merchandise and supplies: stated at cost based on the moving average method.
            Work-in-process: specific-order cost method.

(4) Depreciation methods used for non-current assets
      Tangible non-current assets: declining balance method.
                                   The depreciable asset whose
                                   acquisition value is 100,000 yen
                                   or more but less than 200,000 yen
                                   is depreciated in equal
                                   installments over three years.
                                   The numbers of useful years of
                                   main depreciable assets are as
                                   specified below:
                                   Plant and buildings facilities annexed:
                                   8-15 years
                                   Tools, machines, instruments and equipments:
                                   3-15 years
      Intangible non-current assets: straight line method.
                                   The software used by the Company is
                                   depreciated over the number of useful years for internal use, i.e., five years.

(5) Lease transactions
    Financing lease transactions, other than those in which ownership of the leased assets is deemed to transfer to the lessee, are recorded based on the same accounting method as is used for normal rental transactions.

(6) Deferred assets
    Issue cost for new shares: amortized in equal installments over three years.

(7) Basis for recording of allowances
            Allowance for doubtful accounts:      To prepare for possible losses
                                                  resulting from non-payments
                                                  of account receivables for
                                                  trade and loans and others,
                                                  an allowance is provided
                                                  based on the percentage of
                                                  actual credit losses incurred
                                                  in the case of general
                                                  receivables. In the case of
                                                  credits for which the
                                                  relevant debtors are likely
                                                  to default and other certain
                                                  credits, such allowance is
                                                  based on the anticipated
                                                  uncollectible amount after
                                                  assessment of likelihood of
                                                  non-payment of individual
                                                  credit.
            Allowance for employees' retirement benefits:  To prepare for payments of
                                                           retirement benefits
                                                           to employees, an
                                                           allowance is
                                                           provided based on the
                                                           projected
                                                           retirement benefits
                                                           obligations and
                                                           pension assets as of
                                                           the end of the
                                                           current fiscal term.

                                                           The difference
                                                           arising from
                                                           actuarial
                                                           computations is
                                                           amortized and
                                                           expensed in the
                                                           subsequent fiscal
                                                           terms using the
                                                           straight-line
                                                           method over a
                                                           certain number of
                                                           years not exceeding
                                                           the average number
                                                           of remaining
                                                           service years of the
                                                           employees at the time
                                                           of accrual of
                                                           such payment
                                                           (14 years).

(8) Accounting for important hedging transactions
            The Company uses interest swaps in order to hedge the risk of changes in the interest rate on loans payable, pursuant to the internal rules prescribing limitations and maximum transaction volumes, etc. concerning derivative transactions. Since interest swaps are accounted for according to special tax treatment, a validity assessment is omitted.

(9) Consumption tax, etc.
            Consumption tax is separately recorded.

(Changes in Method of Presentation)
            Starting with this fiscal year, investments in investment limited partnerships are shown as investments in equity securities, in accordance with a February 15, 2005 revision of the "Practical Guidelines for Accounting for Financial Instruments" (JICPA Accounting Committee Report No. 14). The amount of such investments included in investments in equity securities totaled 544,095 thousand yen as of the end of March 2005.

(Additional Information)
            With the enactment of the Law to Partially Amend the Local Tax Law (Law No. 9, 2003) on March 31, 2003, the basis for a portion of corporate enterprise taxes was changed to size-related factors starting with the fiscal year beginning April 1, 2004. Enterprise taxes based on the amount of value-added and amount of capital are included as selling, general and administrative expenses, in accordance with the "Practical Treatment of Presentation in Income Statement for Enterprise Taxes through External Standards Taxation" (February 13, 2004, ASBJ Report of Practical Issues No. 12). As a result, selling, general and administrative expenses increased by 102,600 thousand yen, and operating income, ordinary income, and income before income taxes each decreased by 102,600 thousand yen.


2. Notes to balance sheet and income statement
----------------------------------------------

(1) Monetary claims and liabilities to subsidiaries
            Short-term monetary claims: 112,348 thousand yen
            Short-term monetary liabilities: 1,989,776 thousand yen

(2) Financial assets received as a collateral of which the company has the right to dispose
            The company received securities from i-Heart, Inc. in connection with the loan to it which amount is 51,246 thousand yen. The market value of such securities received as of the end of the fiscal year is 25,015 thousand yen.

(3) In addition to the non-current assets recorded on the balance sheet, electronic office equipment, modems, routers, terminal adapters and others are used under lease contracts.

(4) Asset provided as security
            Deposit in an amount of 1,705,036 thousand yen

(5) Securities lending agreements
            Of the investments in equity securities, 2,189,600 thousand yen worth of shares are on loan, and the money received as collateral accounts for 1,729,520 thousand yen of other current liabilities.

(6) Stock Options under Article 280-19, Paragraph 1 of the Commercial Code

    ---------------------------------------------- ------------------------------- -----------------------------
    Date of resolution of the general meeting of           April 7, 2000                  June 27, 2001
                    shareholders
    ---------------------------------------------- ------------------------------- -----------------------------
    Class of shares to be issued                   Common stock                    Common stock
    ---------------------------------------------- ------------------------------- -----------------------------
    Stock Options outstanding                              2,163,417 thousand yen          576,922 thousand yen
    ---------------------------------------------- ------------------------------- -----------------------------
    Issue price                                                    10,817,086 yen                 1,672,239 yen
    ---------------------------------------------- ------------------------------- -----------------------------

(7) The increase in net assets, based on market value calculated in accordance with Paragraph 3 of Article 124 of the Enforcement Regulation of the Commercial Code
            5,214,590 thousand yen.

(8) Amount of deficit in capital
            -28,750,748 thousand yen

(9) Net income per share
            70,270.65 yen

(10) Transactions with affiliates
            Revenues: 887,088 thousand yen
            Purchases: 9,591,219 thousand yen
            Turnover from non-operating transactions: 22,311 thousand yen

(11) Retirement and Pension cost
     (a) Outline of the current retirement benefit system
            The Company employs, as a defined retirement benefit system, a lump-sum retirement allowance system and a tax-qualified retirement pension plan funded by accumulated internal reserves pursuant to the Regulations for Retirement Benefits. The proportion of the retirement benefits funded under the tax-qualified retirement pension plan has reached 70 percent. The Company is a member of Zenkoku Joho Service Sangyo Kosei Nenkin Kikin (JJK: the Japan Information Service Industry Welfare Pension Fund), a pension system that adopts such irregular treatment method as provided for in Paragraph 33 of the Guidelines for Retirement Benefit Accounting Practices. The balance of the Company's pension assets as of the end of the current term calculated on the basis of its premium payments in proportion to the balance of the aggregate pension assets of the aforementioned Pension Fund stands at 1,090,752 thousand yen, while the premiums paid by the Company for the current term are 56,476 thousand yen.

     (b) Matters concerning retirement benefit obligations (as of
         March 31, 2005)                                          (thousand yen)

     Retirement benefit obligations:                                   -938,407
     Plan assets:                                                       796,946
                                                                        -------
     Unfunded retirement benefit obligations:                          -141,461
     Expensed portion of the difference resulting from
       actuarial computations                                            80,355
                                                                         ------
     Retirement benefit allowance:                                      -61,106
                                                                         =======
     (Note: The above figures do not include welfare pension fund.)

     (c) Matters concerning retirement benefits expenses (from April 1, 2004 to
         March 31, 2005)                                          (thousand yen)

         Service cost:                                                  159,709
         Interest expense:                                               13,059
         Projected income from investment:                              -13,129
         Disposal of cost of difference accrued from changes in
           accounting standards:                                          7,260
                                                                          -----
         Retirement benefit expenses:                                   166,899
                                                                        =======
         (Note: The above figures do not include the amount of the premiums paid to the welfare pension fund.)

         (d) Matters concerning the bases for computations of the retirement benefit liabilities, etc. Allocation method of projected retirement benefit per period: Fixed amount per period
         Discount rate: 1.8%
         Expected rate of return from investments:2.1%

         Number of years used for amortization of difference resulting from actuarial computations: 14 years (Differences are amortized and expensed in the subsequent fiscal terms using the straight line method, for which a certain number of years not exceeding the employees' average remaining service years at the time of the accrual are used.)

(14) Tax-effect accounting, etc.
       (a) Breakdown by major causes of deferred tax assets and deferred tax liabilities
       Deferred tax assets
             Loss carried-forward for tax purposes:                   9,211,126 thousand yen
             Allowance for doubtful accounts:                         1,432,755
             Loss on investments in or loans to subsidiaries:           523,279
             Loss on disposal of fixed assets                            70,750
             Impairment loss of fixed assets                             20,536
             Special contribution to pension fund:                       24,870
             Accrued income taxes                                        41,758
             Others:                                                     49,395
                                                                      ---------
             Subtotal of deferred tax assets:                        11,374,469
             Valuation allowance:                                   -11,374,469
                                                                    -----------
             Total of deferred tax assets:                                    -
       Deferred tax liabilities
       Difference from valuation of other securities:                 3,578,985
                                                                    -----------
       Total of deferred tax liabilities:                             3,578,985
                                                                    -----------
       Net amount of deferred tax liabilities:                        3,578,985 thousand yen
                                                                    ===========

       (b) Rough account of difference between statutory effective tax rate and burden ratio of income tax, etc. after adoption of tax effective accounting
           Statutory effective tax rate:                                  40.7%
           (Adjustments):
           Entertainment expense:                                          1.2
           Inhabitants' tax:                                               0.5
           Additions to valuation reserves:                                3.2
           Use of loss carried-forward for tax purposes:                 -44.6
           Others:                                                        -0.5
           Burden ratio of income tax, etc. after adoption
             of tax effective accounting:                                  0.5%

* The aforementioned figures are rounded to the nearest 1,000 in the respective units.

Internet Initiative Japan Inc.

             The Proposal for Appropriation of Disposition of Losses
                                                          (Unit: Yen)
--------------------------------------------------------------------------------
                Description                                       Amount
--------------------------------------------------------------------------------

Undisposed deficit for the current period                     28,750,748,163

--------------------------------------------------------------------------------
                The amount above will be appropriated as below.
--------------------------------------------------------------------------------

Deficit carried forward to the next period                    28,750,748,163

--------------------------------------------------------------------------------

(TRANSLATION)                                                     Certified Copy

INDEPENDENT AUDITORS' REPORT
                                                                    May 23, 2005

To the Board of Directors of Internet Initiative Japan Inc.:

                                                   Deloitte Touche Tohmatsu

                                                   Designated Partner,

                                                   Engagement Partner,

                                                   Certified Public Accountant:

                                                   Shuko Shimoe


                                                   Designated Partner,

                                                   Engagement Partner,

                                                   Certified Public Accountant:

                                                   Takashi Yamaguchi


     Pursuant to the first clause of Article 2 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have audited the balance sheet, the statement of operations, the business report (with respect to accounting matters only), the proposed disposition of accumulated deficits and the supplementary schedules (with respect to accounting matters only) of Internet Initiative Japan Inc. ("the Company") for the 13th fiscal year from April 1, 2004 to March 31, 2005. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's books of account. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. Our audit includes auditing procedures applied to subsidiaries as considered necessary.

     As a result of our audit, in our opinion,
     (1) The balance sheet and the statement of operations present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

     (2) The business report (with respect to accounting matters only) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,

     (3) The proposed disposition of accumulated deficits are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and

(4) The supplementary schedules (with respect to accounting matters only) present fairly the information required to be set forth therein under the Commercial Code of Japan.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

                 AUDIT REPORT BY THE BOARD OF STATUTORY AUDITORS
                 -----------------------------------------------

                                                                (Certified Copy)

                                  AUDIT REPORT
                                  ------------

The Board of Statutory Auditors of the Company received reports from each of the Statutory Auditors regarding the methods and results of the audit of the performance by the Directors of their duties during the Company's 13th fiscal year, which began on April 1, 2004 and ended on March 31, 2005. Based on our review of and discussions regarding such reports, we hereby report the following:

1. Summary of Auditing Methods Used by Statutory Auditors

         In addition to attending meetings of the Board of Directors and other important meetings pursuant to the audit policies and division of duties set forth by the Board of Statutory Auditors, each of the Statutory Auditors made inquiries to the Directors, etc., with regard to the results of operation, reviewed important documents, etc., stating decisions and approvals, investigated the state of the operations and assets and liabilities at the head office and main branch offices of the Company, and, as necessary, asked the Company's subsidiaries to provide reports on the state of their businesses. Also, we received reports and explanations from the accounting auditors and examined financial statements and schedules thereto.
          As for transactions made by the Directors which were in competition with the business of the Company, transactions between the Directors and the Company which were in conflict with the interests of the Company, benefits given without consideration by the Company, unusual transactions with subsidiaries or shareholders, and the Company's acquisition and disposition of its treasury stocks, we not only applied the above mentioned auditing methods, but also obtained relevant reports from the Directors, etc., and conducted detailed examinations.

2. Results of Audit

(1) We acknowledge that the methods and results of the audit as reported by the accounting auditors, Deloitte Touche Tohmatsu, are appropriate.

(2) We acknowledge that the business report present fairly the state of the Company in accordance with the relevant laws, regulations and the Company's articles of incorporation.

(3) We did not find anything that should be specified with respect to the proposal on the disposition of losses in light of the conditions of the assets and liabilities and other circumstances of the Company.

(4) We acknowledge that the schedules to the financial statements correctly state matters that should be stated therein, and did not discover anything that should be specified in connection therewith.

(5) As for the performance by the Directors of their duties, including their duties with respect to subsidiaries, we did not discover any significant facts indicating any unlawful conduct or breach of the relevant laws, regulations or the Company's articles of incorporation. In addition, we did not discover any breach of duties by the Directors in light of the transactions made by any of the Directors which were in competition with the business of the Company, transactions between any of the Directors and the Company that were in conflict with the interests of the Company, benefits given without consideration by the Company, unusual transactions with subsidiaries or shareholders, or the Company's acquisition and disposition of treasury stocks.

May 27, 2005

Board of Statutory Auditors
Internet Initiative Japan Inc.

         Standing Statutory Auditor:           Hideki Matsushita       (Seal)
         Statutory Auditor:                    Masaki Okada            (Seal)
         Statutory Auditor:                    Masaaki Koizumi         (Seal)

Note: Two of the Statutory Auditors, Masaki Okada and Masaaki Koizumi, are outside auditors as set forth in Article 18, Paragraph 1 of the Law for Special Provisions for the Commercial Code concerning Audit, etc., of Kabushiki-Kaisha.

Reference Documents with Respect to Solicitation to Exercise Voting Rights by Proxy
-------------------------------------------------------------------

1. Solicitor who solicits shareholders to exercise their voting rights by proxy:
        Internet Initiative Japan Inc.
        Koichi Suzuki, Representative Director

2. Total number of outstanding shares having voting rights:
        38,360 shares

3. Agenda of the meeting and reference matters:

Item 1:        Approval of disposal of losses for the 13th fiscal year

           The method of disposal of losses for the 13th fiscal year is as stated in the aforementioned document attached hereto.

Item 2:        Amendments to the Articles of Incorporation

  Approval is asked that parts of the present Articles of Incorporation be amended as follows.
(Outline of Agenda of the Meeting)

1. Reason for the amendment

(1) In order to define the business areas of the Company more specifically, it is proposed that the specified items be amended (Article 2 of the proposed amendments).

(2) In order to adopt the electronic public notice system for the Company upon the enforcement of the "Law for Amendment of Parts of the Commercial Code, Etc. for the Introduction of the Electronic Public Notice System" (Law No. 87 of 2004) as of February 1, 2005, it is proposed that the necessary amendment be made (Article 4 of the proposed amendments).

(3) In order to further strengthen our management, it is proposed that the maximum number of the directors be increased (Article 14 of the proposed amendments).

(4) Due to the expiration of the conversion period for the convertible notes issued (on April 11, 2000) before the enforcement of the "Law for Amendment of Parts of the Commercial Code, Etc." (Law No. 128 of 2001), it is proposed that the relevant provision (Article 31 of the present articles) be deleted.

(5) Due to the elimination of the need for the application of the transitional measure under Article 7 of the Supplementary Provisions for the "Law for Amendment of Parts of the Commercial Code and the Law Concerning Special Exceptions to the Commercial Code with respect to the Audit of Stock Corporations, Etc." (Law No. 149 of 2001), it is proposed that the corresponding supplementary provision of the present articles be deleted.

(6) Further, it is proposed that lexical revisions be made to the present articles.

2. Contents of amendments:

Contents of amendments are as follows:
(The underlined parts are the parts subject to amendment.)

             Present Articles                        Proposed Amendments
------------------------------------------------------------------------------------
(Objects)                                 (Objects)
Article 2                                 Article 2
The objects of the Company shall be to    The objects of the Company shall be to
 engage in the following categories of     engage in the following categories of
 business:                                 business:
(1) Telecommunications business;          (1) Telecommunications business under the
(2) Telecommunications construction            Telecommunications Business Law;
     business;                            (2) Processing, mediation and provision of
(3) Manufacture, construction,                 information and contents by using
     development, sale, purchase, lease,       telecommunications networks;
     export and import of                 (3) Agency for the management business
     telecommunications' machinery and         such as the management of networks
     equipment, telecommunications             and the management of information and
     facilities, software and                  telecommunications systems;
     telecommunications systems;          (4) Planning, consulting service,
(4) Administration, maintenance and            development, operation and
     operation of telecommunications'          maintenance of or for information and
     machinery and equipment,                  telecommunications systems;
     telecommunications facilities,       (5) Development, sales, lease and
     software and telecommunications           maintenance of computer software;
     systems;                             (6) Development, sales, lease and
(5) Consulting service related to the          maintenance of telecommunications'
     foregoing;                                machinery and equipment;
(6) Research, study, education and        (7) Telecommunications construction
     training related to the foregoing;        business;
(7) The sale and purchase of telephone    (8) Agency for non-life insurance
     subscriber's rights; and                  business;
(8) Any and all businesses incidental or  (9) Research, study, education and
     related to the foregoing.                 training related to the foregoing;
                                               and
                                         (10) Any and all businesses incidental or
                                               related to the foregoing.

(Method of Public Notice)                 (Method of Public Notice)
Article 4                                 Article 4
Public notices of the Company shall be    Public notices of the Company shall be
given in the Nihon Keizai Shinbun.        given by electronic public notice;
                                          provided that in case it is impossible to
                                          place electronic public notice due to
                                          accident or any other unavoidable events,
                                          they shall be given in the Nihon Keizai
                                          Shinbun.

(Number of Directors)                     (Number of Directors)
Article 14                                Article 14
The number of directors of the Company    The number of directors of the Company
shall be between three (3) and ten (10).  shall be between three (3) and twelve
                                          (12).

(Exemption of Liability for Statutory     *(Exemption of Liability for Statutory
Auditors)                                 Auditors)
Article 26.2                              Article 26.2
The Company may, pursuant to the          The Company may, pursuant to the
provision of Article 280 paragraph 1 of   provision of Article 280 paragraph 1
the Commercial Code of Japan, with a      of the Commercial Code of Japan, with
resolution of the Board of Directors,     a resolution of the Board of
exempt a statutory auditor (either        Directors, exempt a statutory auditor
incumbent or past) from liabilities only  (either incumbent or past) from
to the extent permitted by laws or        liabilities only to the extent
regulations.                              permitted by laws or regulations.

(Dividends on Shares issued upon
 Conversion of Convertible Bonds)                       [deleted]
Article 31                                Article 31
The initial dividends and interim         [The provision is omitted]
 dividends on shares issued upon
 conversion of convertible bonds and
 fractional shares issued therewith shall
 be paid, assuming that the conversion
 took place on April 1 if such conversion
 request is made during the period from
 April 1 to September 30 or on October 1
 if such conversion request is made during
 the period from October 1 to March 31 of
 the following year.

Article 32
[The provision is omitted]                              [deleted]

(Supplementary Provision)
Article 1.
With regard to the term of office of
 statutory auditors who are incumbent
 before the close of the ordinary general meeting of shareholders held for the first settlement term ending after May 1, 2002, the phrase within three (3) years following their assumption of office in
 Article 23 hereof shall be read as within four (4) years following their assumption of office.

*(Translation Note: The amendment which is made in the original Japanese is a lexical one, and thus, such change is not reflected in the above translation.)

Item 3:  Election of seven directors

         The terms of office of four incumbent directors, Koichi Suzuki, Toshiya Asaba, Hideshi Hojo and Kazumasa Utashiro, who finish their terms of office at the close of this general meeting of shareholders. Shareholders are asked to approve the election of seven directors.

The candidates for the directors are as follows:


                                                                                                             Number
        Name                               Resume & representation of other companies                          of
    Date of birth                                                                                            shares
                                                                                                              owned
--------------------------------------------------------------------------------------------------------------------
Koichi Suzuki        Dec. 1992      Appointed director at the foundation of the Company                       2403
September 3, 1946    Apr. 1994      Appointed president and representative director
                                    (Currently holding the position)
                     (Positions in other companies)
                     President and representative director at IIJ Media
                     Communications Inc.
                     President and representative director at Asia Internet Holdings Co., Ltd
                     Chairman of the Board at IIJ Technology Inc.
                     President and representative director at Net Care, Inc.
                     President and representative director at Internet Multifeed, Inc.
                     Chairman of the Board at IIJ America Inc.
--------------------------------------------------------------------------------------------------------------------
Toshiya Asaba        Dec. 1992      Joined the Company                                                        52
June 12, 1962        Jun. 1999      Appointed director
                     Jun. 2002      Appointed managing director
                     Jun. 2004      Appointed vice president
                                    (Currently holding the position)
--------------------------------------------------------------------------------------------------------------------
Hideshi Hojo         Apr. 1996      Joined the Company                                                        20
December 22, 1957    Jun. 2000      Appointed director
                     Jun. 2002      Appointed managing director
                                    (Currently holding the position)
--------------------------------------------------------------------------------------------------------------------
Hiroyuki Hisashima   May  1996      Joined the Company                                                        3.5
October 11, 1959     Jun. 2003      Appointed Director of IIJ Technology Inc.
                                    (Currently holding the position)
                     Jun. 2004      Appointed Division Director of
                                    Technology Department
                                    (Currently holding the position)
--------------------------------------------------------------------------------------------------------------------
Kazuhiro Tokita      May  1995      Joined the Company                                                        5
April 25, 1969       Sep. 2002      Appointed Director of IIJ Technology Inc.
                                    (Currently holding the position)
                     Jun. 2004      Appointed Deputy Division Director of
                                    Sales Department
                                    (Currently holding the position)
--------------------------------------------------------------------------------------------------------------------
Yoshifumi Nishikawa  Apr. 1961      Joined The Sumitomo Bank, Ltd.                                            0
August 3, 1938       Jun. 1997      Appointed President of The Sumitomo Bank, Ltd.
                     Apr. 2001      Appointed President & CEO of Sumitomo Mitsui
                                    Banking Corporation
                                    (Currently holding the position)
                     Dec. 2002      Appointed President & CEO of Sumitomo Mitsui
                                    Financial Group, Inc.
                                    (Currently holding the position)
--------------------------------------------------------------------------------------------------------------------
Junnosuke Furukawa   Apr. 1959      Joined The Furukawa Electric Co., Ltd.                                    0
December 5, 1935     Jun. 1995      Appointed President & Chief Executive Officer of The Furukawa Electric
                                     Co., Ltd.
                     Jun. 2003      Appointed Chairman & Chief Executive Officer of The Furukawa Electric
                                     Co., Ltd.
                     Jun. 2004      Appointed Director, Member of the Board & Senior Advisor of The Furukawa
                                     Electric Co., Ltd.
                                    (Currently holding the position)
--------------------------------------------------------------------------------------------------------------------

(Notes)

(a) There are no special interest between the above candidates above and the Company.
(b) Yoshifumi Nishikawa and Junnosuke Furukawa are candidates who satisfy the conditions of the outside director provided for in Article 188, Paragraph 2, Item 7-2 of Commercial Code.
(c) Shares of the company owned by Hiroyuki Hisashima are shares owned through the IIJ employee share holding association (the "ESOP"). If this proposal is approved and he is elected to be a director, the stake will be taken out of the plan, in accordance with the articles of the ESOP.

Item 4:        Election of a statutory auditor

           Shareholders are asked to approve the election of a statutory auditor in order to strengthen our corporate governance. This agendum has been approved by the Board of Statutory Auditors for presentation at this general meeting of shareholders.

       The candidates for the statutory auditor are as follows:
---------------------------- ------------------------------------------------------------------------- -----------
           Name                             Resume & representation of other companies                 Number of
       Date of birth                                                                                   shares
                                                                                                         owned
---------------------------- ------------------------------------------------------------------------- -----------
Hirofumi Takahashi           Apr. 1963     Joined the Ohi Securities.
September 1, 1939            Apr. 2000     Senior Managing Director,                                   3
                                           Financial Products & Information Div.
                                           Shinko Securities Co., Ltd.
                             Jun. 2001     Chairman,
                                           Shinko Investment Trust Management Co., Ltd.
                             Aug. 2002     Jointed the Company as Advisor
                                           (Currently holding the position)
---------------------------- ------------- ----------------------------------------------------------- -----------

(Notes)

(a)  There are no special interest between the above candidates and the Company.
(b)  The shares owned by Hirofumi Takahashi are ADRs.

Item 5:  Granting of retirement allowance to a retiring director

         The Company wishes to present a retirement bonus in the amount of 4,010,000 yen to Kazumasa Utashiro, the director who will complete his term as, and retire from the position of, director upon the close of this general meeting of shareholders in order to reward his efforts during his term. Shareholders are requested to entrust the Board of Directors of the Company with the decision of the specific time and manner of the presentation thereof.

       Specified below is the brief summary of the career of the retiring director.
--------------------------- -------------------------------------------------------------------------- ------------
           Name                            Resume & representation of other companies                   Number of
    and date of birth                                                                                    shares
                                                                                                          owned
--------------------------- -------------------------------------------------------------------------- ------------
Kazumasa Utashiro           Sep. 1995    Joined the Company                                            75
                            Jun. 2001    Appointed to director(Currently holding the position)
                            May. 2004    Appointed to director general, JPCERT/CC
                                         (Currently holding the position)
--------------------------- ------------ ------------------------------------------------------------- ------------
